UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

York International Corporation

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

986670107 (CUSIP Number)

November 15, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 986670107	13G

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 2,696,665 6) SHARED VOTING POWER -0- 7) SOLE DISPOSITIVE POWER 2,696,665 8) SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,696,665
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.3%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 2 of 5 Pages

Item 1	(a).	Name of Issuer: York International Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 631 South Richland Avenue York, Pennsylvania 17403

Item 2	(a).

Name of Person Filing:

This Schedule is being filed by Mason Capital Management LLC (“Mason Management”), a Delaware limited liability company, with respect to shares of Common Stock directly owned by Mason Capital, LP (“Mason Capital LP”), a Delaware limited partnership; Mason Capital, Ltd. (“Mason Capital Ltd.”), a corporation organized under the laws of the Cayman Islands; and certain other funds and accounts (the “Managed Accounts”).

Mason Management is the investment manager of each of Mason Capital LP, Mason Capital Ltd. and the Managed Accounts, and Mason Management may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule by virtue of the authority granted to Mason Management by Mason Capital LP, Mason Capital Ltd. and the Managed Accounts to vote and dispose of such shares.

Item 2	(b).	Address of Principal Business Office or, if None, Residence: The principal business office address of Mason Management is: 110 East 59th Street New York, New York 10082

Item 2	(c).	Citizenship: The place of organization of Mason Management is Delaware.

Item 2	(d).	Title of Class of Securities: Common Stock, par value $.005 per share

Item 2	(e).	CUSIP Number: 986670107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Page 3 of 5 Pages

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,696,665

	(b)	Percent of class: 6.3%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 2,696,665

		(ii)	Shared power to vote or to direct the vote -0-

		(iii)	Sole power to dispose or to direct the disposition of 2,696,665

		(iv)	Shared power to dispose or to direct the disposition of -0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for Mason Management have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 43,004,353 shares of Common Stock outstanding as of November 8, 2005, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission on November 8, 2005.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by Mason Management is held by the Managed Accounts, Mason Capital LP or Mason Capital Ltd., as the case may be, all of which are the advisory clients of Mason Management. To the knowledge of Mason Management, none of these advisory clients holds such right with respect to more than five percent of the outstanding Common Stock. Mason Management itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9	Notice of Dissolution of Group. Not Applicable.

Page 4 of 5 Pages

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 23, 2005

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti
John Grizzetti
Chief Financial Officer

Page 5 of 5 Pages